

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

W. Derek Aylesworth
Chief Financial Officer
Baytex Energy Trust
Suite 2200, 205-5th Avenue S.W.
Calgary, Alberta T2P 2V7 Canada

> **Re:** **Baytex Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2005**
> **Filed February 12, 2007**
> **File No. 001-32754**

Dear Mr. Aylesworth:

  We have completed our review of your 2005 Form 40-F, as amended, and do not, at this time, have any further comments.

              Sincerely,

              Jill S. Davis
              Branch Chief